 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K
_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
1 N. Field Court
Lake Forest, Illinois 60045-4811

Financial Statements and Supplemental Schedule

Brunswick Retirement Savings Plan
December 31, 2014 and 2013, and
Year Ended December 31, 2014

With Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013, and Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Retirement Savings Plan
Lake Forest, Illinois

We have audited the accompanying statements of net assets available for benefits of the Brunswick Retirement Savings Plan (Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Brunswick Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 24, 2015

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments at fair value	$133,630,532	$145,031,455
Receivables:
Employer contributions	19,597	69,193
Notes receivable from participants	1,411,883	1,400,383
Total receivables	1,431,480	1,469,576
Total assets and Net assets available for benefits	$135,062,012	$146,501,031

The notes to financial statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions
Income:
Net appreciation in fair value of investments	$6,201,991
Interest and dividends from investments	3,467,721
Interest income on notes receivable from participants	44,018
9,713,730

Contributions:
Participants	3,414,262
Rollovers	220,442
Employer	1,136,650
Total contributions	4,771,354

Other income	18,489

Total additions	14,503,573

Deductions
Distributions and withdrawals to participants	25,681,684
Administrative expenses	98,331
Total deductions	25,780,015

Interplan transfers out	(162,577)
Net decrease in net assets available for benefits	(11,439,019)
Net assets available for benefits:
Beginning of year	146,501,031
End of year	$135,062,012

The notes to financial statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. Attwood union employees who are eligible to participate must be at least 18 years of age. Eligible employees include all employee groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $17,500 and $5,500, respectively, in 2014, and these combined contributions cannot exceed 40% of the participant’s compensation.

The basic matching contribution for participants in the Plan is 50% of pretax deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

In 2013, additional contributions were granted at the discretion of senior management. Such discretionary contributions were limited to 25% of total pretax contributions that did not exceed 6% of compensation.  The Fond du Lac Union, Local 1947 and Attwood Union employees were exempt from consideration for discretionary contributions. Effective May 1, 2013, the Company discontinued these additional contributions.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the year ended December 31, 2014, $19,597 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants and are included in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits. Participants are charged an annual plan recordkeeping fee of $47 which is deducted from Plan participant's accounts in quarterly increments of $11.75. Prior to July 1, 2014, the annual plan record keeping fee was $50 which was deducted from Plan participant's accounts in quarterly increments of $12.50. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan. If a participant requests a hardship withdrawal, a fee of $150 will be deducted from their account.

Effective August 1, 2014, the Vanguard Managed Account Program, an advisory service offered by Vanguard Advisers, Inc., was added to the plan. Participants in the Vanguard Managed Account Program are charged an annual management fee based on their account balance, with a minimum annual fee of $60.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Interplan Transfers

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2014, $162,577 was transferred from the Plan into the Brunswick Rewards Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan.  The following is a recent accounting pronouncement that will be adopted in future periods.

Fair Value Disclosure: In May 2015, the FASB amended the Accounting Standards Codification (ASC) to update the presentation of certain investments measured at net asset value within the fair value hierarchy. The amendment requires these investments to be removed from the fair value hierarchy categorization and presented as a single reconciling line item between the fair value of investments reported on the statement of net assets and the amounts reported in the fair value hierarchy table. The amendment is to be applied retrospectively and is effective for fiscal years, and the interim periods within those years, beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASC amendment, but does not expect it will have a material impact.

3. Investments

Effective December 4, 2014, the TCW Core Fixed Income Fund was added as an investment option and the PIMCO Total Return Fund II was closed in the Plan. All balances in and contributions to the PIMCO Total Return Fund II were moved automatically to the TCW Core Fixed Income Fund as of December 4, 2014.

During 2014, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31,
2014
Common stock	$1,348,294
Target date retirement collective trust funds	2,432,874
Mutual funds	2,420,823
Total appreciation	$6,201,991

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2014	2013
Brunswick ESOP Company Stock Fund	$15,526,502	$18,210,176
MainStay Large Cap Growth Fund, Class R6	13,710,833	15,119,270
Vanguard Institutional Index Fund	23,419,724	23,367,586
Vanguard Prime Money Market Fund Institutional Shares	16,472,413	22,828,318
Vanguard Target Retirement 2015 Trust II	15,361,282	17,930,975
Vanguard Target Retirement 2025 Trust II	12,346,434	11,375,138

7

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices (Level 2 inputs). There are 5 different target date collective trust funds ranging from 2015 through 2055, in ten-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$15,526,502	$—	$—	$15,526,502
Target date retirement collective trust funds	—	36,622,757	—	36,622,757
Mutual funds:
Money market funds	16,472,413	—	—	16,472,413
Bond funds	8,427,066	—	—	8,427,066
Domestic stock funds:
Mainstay Large Cap Growth Fund, Class R6	13,710,833	—	—	13,710,833
Vanguard Extended Market Index Fund Institutional Shares	1,875,456	—	—	1,875,456
Vanguard Institutional Index Fund	23,419,724	—	—	23,419,724
Vanguard Windsor II Fund Admiral Shares	5,486,910	—	—	5,486,910
Wells Fargo Advantage Common Stock Fund Institutional Class	5,904,526	—	—	5,904,526
International stock funds	6,184,345	—	—	6,184,345
Total investments	$97,007,775	$36,622,757	$—	$133,630,532

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$18,210,176	$—	$—	$18,210,176
Target date retirement collective trust funds	—	36,949,264	—	36,949,264
Mutual funds:
Money market funds	22,828,318	—	—	22,828,318
Bond funds	7,606,707	—	—	7,606,707
Domestic stock funds:
Mainstay Large Cap Growth Fund, Class R6	15,119,270	—	—	15,119,270
Vanguard Extended Market Index Fund Institutional Shares	1,616,916	—	—	1,616,916
Vanguard Institutional Index Fund	23,367,586	—	—	23,367,586
Vanguard Windsor II Fund Admiral Shares	6,537,569	—	—	6,537,569
Wells Fargo Advantage Common Stock Fund Institutional Class	7,093,162	—	—	7,093,162
International stock funds	5,702,487	—	—	5,702,487
Total investments	$108,082,191	$36,949,264	$—	$145,031,455

9

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5. Reconciliation to Form 5500

The following is a reconciliation of Net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$135,062,012	$146,501,031
Adjustment for certain deemed distributions of participant loans	(23,932)	(22,431)
Net assets available for benefits per Form 5500	$135,038,080	$146,478,600

The following is a reconciliation of the Net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2014
Net decrease in net assets available for benefits per the financial statements	$(11,439,019)
Adjustment for certain deemed distributions of participant loans	(1,501)
Transfer of assets from this Plan	162,577
Net loss per Form 5500	$(11,277,943)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock and recognized dividend income of $157,991 on such stock during 2014. At December 31, 2014 and 2013, the Plan held 302,897 and 395,358 shares of Brunswick Corporation common stock with fair values of $15,526,502 and $18,210,176, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 25, 2011, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet issued their final response related to the submission.

10

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2014

		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$15,526,502
Total Employer Common Stock		15,526,502

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	15,361,282
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	12,346,434
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	4,941,319
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	829,765
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	138,387
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	3,005,570
Total Target Date Retirement Collective Trust		36,622,757

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	13,710,833
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	5,904,526
Templeton Institutional Funds, Inc.	Foreign Equity Series	926,093
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	1,927,002
The Vanguard Group, Inc.*	Institutional Index Fund	23,419,724
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	1,875,456
The Vanguard Group, Inc.*	Prime Money Market Fund Institutional Shares	16,472,413
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	6,500,064
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	5,258,252
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	5,486,910
Total Mutual Funds		81,481,273

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	1,411,883
		$135,042,415

*Represents a party-in-interest to the Plan.

11

Financial Statements and Supplemental Schedule

Brunswick Rewards Plan
December 31, 2014 and 2013, and
Year Ended December 31, 2014

With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013, and Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Rewards Plan
Lake Forest, Illinois

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan (Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Brunswick Rewards Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 24, 2015

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments at fair value	$990,933,576	$927,069,593
Receivables:
Employer contributions	26,430,227	25,183,133
Notes receivable from participants	13,069,669	11,344,085
Total receivables	39,499,896	36,527,218
Total assets and Net assets available for benefits	$1,030,433,472	$963,596,811

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions
Income:
Net appreciation in fair value of investments	$40,927,291
Interest and dividends from investments	28,032,015
Interest income on notes receivable from participants	360,332
69,319,638

Contributions:
Participants	33,644,682
Rollovers	2,391,181
Employer	41,747,252
Total contributions	77,783,115

Other income	317,763

Total additions	147,420,516

Deductions
Distributions and withdrawals to participants	80,160,329
Administrative expenses	586,103
Total deductions	80,746,432

Interplan transfers in	162,577
Net increase in net assets available for benefits	66,836,661
Net assets available for benefits:
Beginning of year	963,596,811
End of year	$1,030,433,472

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $17,500 and $5,500, respectively, in 2014, and these combined contributions cannot exceed 40% of the participant’s compensation. The Plan also contains an automatic contribution increase feature for certain eligible employees. Specifically, the Plan increases each eligible participant's pretax contribution by 1% (up to a maximum of 10%) in April of each year.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2014 and 2013

The Company may make an annual variable retirement contribution of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. The Company may also make an annual variable retirement contribution to participants that were terminated during the plan year due to death, disability, layoffs, or retirement. Variable retirement contributions are invested in accordance with the participant’s investment elections. Variable retirement contributions for the year ended December 31, 2014 were $25,850,444, of which $25,447,020 were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the year ended December 31, 2014, $983,207 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants and are included in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits. Participants are charged an annual plan recordkeeping fee of $47 which is deducted from Plan participant's accounts in quarterly increments of $11.75. Prior to July 1, 2014, the annual plan record keeping fee was $50 which was deducted from Plan participant's accounts in quarterly increments of $12.50. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan. If a participant requests a hardship withdrawal, a fee of $150 will be deducted from their account.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2014 and 2013

Effective August 1, 2014, the Vanguard Managed Account Program, an advisory service offered by Vanguard Advisers, Inc., was added to the plan. Participants in the Vanguard Managed Account Program are charged an annual management fee based on their account balance, with a minimum annual fee of $60.

Interplan Transfers

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2014, $162,577 was transferred from the Brunswick Retirement Savings Plan into the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2014 and 2013

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan.  The following is a recent accounting pronouncement that will be adopted in future periods.

Fair Value Disclosure: In May 2015, the FASB amended the Accounting Standards Codification (ASC) to update the presentation of certain investments measured at net asset value within the fair value hierarchy. The amendment requires these investments to be removed from the fair value hierarchy categorization and presented as a single reconciling line item between the fair value of investments reported on the statement of net assets and the amounts reported in the fair value hierarchy table. The amendment is to be applied retrospectively and is effective for fiscal years, and the interim periods within those years, beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASC amendment, but does not expect it will have a material impact.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2014 and 2013

3. Investments

Effective December 4, 2014, the TCW Core Fixed Income Fund was added as an investment option and the PIMCO Total Return Fund II was closed in the Plan. All balances in and contributions to the PIMCO Total Return Fund II were moved automatically to the TCW Core Fixed Income Fund as of December 4, 2014.

During 2014, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31,
2014
Common stock	$6,513,326
Target date retirement collective trust funds	20,625,223
Mutual funds	13,788,742
Total appreciation	$40,927,291

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2014	2013
Brunswick ESOP Company Stock Fund	$53,956,870	$55,444,410
MainStay Large Cap Growth Fund, Class R6	93,323,942	95,629,158
Vanguard Institutional Index Fund	161,240,066	142,560,512
Vanguard Prime Money Market Fund Institutional Shares	88,644,377	98,938,317
Vanguard Total Bond Market Index Fund Institutional Shares	61,307,404	49,750,419
Vanguard Total International Stock Index Fund Institutional Shares	53,675,992	50,963,711
Vanguard Windsor II Fund Admiral Shares	53,591,806	49,248,960
Wells Fargo Advantage Common Stock Fund Institutional Class	64,327,240	68,620,416
Vanguard Target Retirement 2015 Trust II	56,858,300	56,415,341
Vanguard Target Retirement 2025 Trust II	117,194,632	103,197,122
Vanguard Target Retirement 2035 Trust II	74,165,844	62,093,816
Vanguard Target Retirement 2045 Trust II (A)	53,199,474	44,059,625

(A) As of December 31, 2013, the Vanguard Target Retirement 2045 Trust II did not meet the criteria for 5% or more of the net assets available for benefits and is shown for comparative purposes only.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2014 and 2013

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices (Level 2 inputs). There are 5 different target date collective trust funds ranging from 2015 through 2055, in ten-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$53,956,870	$—	$—	$53,956,870
Target date retirement collective trust funds	—	315,623,374	—	315,623,374
Mutual funds:
Money market funds	88,644,377	—	—	88,644,377
Bond funds	76,947,322	—	—	76,947,322
Domestic stock funds:
Mainstay Large Cap Growth Fund, Class R6	93,323,942	—	—	93,323,942
Vanguard Extended Market Index Fund Institutional Shares	24,006,065	—	—	24,006,065
Vanguard Institutional Index Fund	161,240,066	—	—	161,240,066
Vanguard Windsor II Fund Admiral Shares	53,591,806	—	—	53,591,806
Wells Fargo Advantage Common Stock Fund Institutional Class	64,327,240	—	—	64,327,240
International stock funds	59,272,514	—	—	59,272,514
Total investments	$675,310,202	$315,623,374	$—	$990,933,576

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$55,444,410	$—	$—	$55,444,410
Target date retirement collective trust funds	—	274,256,301	—	274,256,301
Mutual funds:
Money market funds	98,938,317	—	—	98,938,317
Bond funds	65,834,063	—	—	65,834,063
Domestic stock funds:
Mainstay Large Cap Growth Fund, Class R6	95,629,158	—	—	95,629,158
Vanguard Extended Market Index Fund Institutional Shares	20,007,090	—	—	20,007,090
Vanguard Institutional Index Fund	142,560,512	—	—	142,560,512
Vanguard Windsor II Fund Admiral Shares	49,248,960	—	—	49,248,960
Wells Fargo Advantage Common Stock Fund Institutional Class	68,620,416	—	—	68,620,416
International stock funds	56,530,366	—	—	56,530,366
Total investments	$652,813,292	$274,256,301	$—	$927,069,593

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2014 and 2013

5. Reconciliation to Form 5500

The following is a reconciliation of Net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$1,030,433,472	$963,596,811
Adjustment for certain deemed distributions of participant loans	(172,389)	(170,449)
Net assets available for benefits per Form 5500	$1,030,261,083	$963,426,362

The following is a reconciliation of the Net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2014
Net increase in net assets available for benefits per the financial statements	$66,836,661
Adjustment for certain deemed distributions of participant loans	(1,940)
Transfer of assets to this Plan	(162,577)
Net income per Form 5500	$66,672,144

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock, and recognized dividend income of $547,798 on such stock during 2014. At December 31, 2014 and 2013, the Plan held 1,052,611 and 1,203,743 shares of Brunswick Corporation common stock with fair values of $53,956,870 and $55,444,410, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 25, 2011, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet issued their final response related to the submission.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2014 and 2013

9. Subsequent Events

Eligible participants hired after January 1, 2015, are required to complete two years of service to become fully vested in employer matching contributions and employer variable retirement contributions.

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2014

		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$53,956,870
Total Employer Common Stock		53,956,870

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	56,858,300
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	117,194,632
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	74,165,844
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	53,199,474
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	4,603,763
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	9,601,361
Total Target Date Retirement Collective Trust		315,623,374

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	93,323,942
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	64,327,240
Templeton Institutional Funds, Inc.	Foreign Equity Series	5,596,522
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	15,639,918
The Vanguard Group, Inc.*	Institutional Index Fund	161,240,066
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	24,006,065
The Vanguard Group, Inc.*	Prime Money Market Fund Institutional Shares	88,644,377
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	61,307,404
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	53,675,992
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	53,591,806
Total Mutual Funds		621,353,332

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	13,069,669
		$1,004,003,245

*Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 24, 2015	By: /s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm